UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Kargoo Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 23, 2019

Physical address of issuer
2775 Mesa Verde Dr. East APT U216
Costa Mesa, California 92626

Website of issuer
https://kargoo.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (2018)	**Prior fiscal year-end (2017)**
Total Assets	$35,170	$0
Cash & Cash Equivalents	$950	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$32,530	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(19,810)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
NOVEMBER 22, 2019

Kargoo Inc.



Up to $1,070,000 of Crowd Notes

Kargoo Inc. ("Kargoo", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 7, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by February 7, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 31, 2020 will be permitted to increase their subscription amount at any time on or before February 7, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after January 31, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 31, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://kargoo.io/about-us/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/kargoo/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Kargoo Inc. is a Delaware Corporation. On May 30, 2018, the Company was formed in Delaware as a Limited Liability Company called "Kargoo LLC." On September 23, 2019, the Company converted from a Limited Liability Company to a Corporation.

The Company is located at 2775 Mesa Verde Dr. East APT U216, Costa Mesa, California 92626.

The Company's website is https://kargoo.io/about-us/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/kargoo and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	February 7, 2020
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12, and 15-17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the Note states that "The Company has incurred losses from inception of $19,810 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key team members. In particular, the Company is dependent on Karla Valdivieso. There can be no assurance that the key team members will continue to work on the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's cash position is relatively weak. The Company currently has only approximately $2,000 in cash balances as of November 7, 2019. This equates to less than one month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's platform and services may change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer services that appeal to consumer preferences. If the Company does not offer services that appeal to consumers, its sales and market share may decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved capabilities or features to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of solutions that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its offerings successfully across different categories, or if it does not rapidly develop features in faster growing and more profitable categories, demand for its platform or services could decrease, which could materially and adversely affect its sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new services or features. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, are dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which would negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has previously engaged in related party transactions. Specifically, during 2018, members of the Company advanced funds to the Company to be used in operations totaling $32,530, all of which remains outstanding at December 31, 2018. These advances are non-interest bearing and have no maturity date. Additionally, in October 2019, these advances were rolled into a promissory note. The promissory note carries no interest and is due in full January 2021.

Prior to the offering, the Company conducted operations through Founders' personal banking accounts. Although the Company has since opened a corporate account, and has confirmed its intent to conduct future operations through this business account, the prior lack of a corporate account may subject the Company to certain risks, and may indicate poor corporate governance or accounting oversight. Specifically, there is a risk that it may be more difficult to ascertain the accuracy and transparency of the Company's past accounting for prior operations, as well as the financial statements and models on which the Company is relying. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 73% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Kargoo connect shoppers with travelers to deliver products by renting the traveler's unused luggage space. We are aiming to change the way all products are delivered around the globe.

Business Plan
Kargoo is a technologically advanced system set to revolutionize the buying and shipping of products. Shoppers are able to purchase products not available or too expensive to purchase locally and receive the item courtesy of travelers when arriving at their destination.

Kargoo eliminates the logistical nightmare and sky-high shipping costs that many people incur when ordering from abroad. Kargoo is committed to making it easier to obtain products from other countries while giving travelers the opportunity to discover the world and earn money on their own terms.

With Kargoo, shoppers can avoid expensive shipping fees, lost packages and delayed delivery dates. Kargoo offers shoppers a 100% warranty of their payments through an escrow system, flexibility of payment methods, refunds, and real-time tracking of products.

For travelers, Kargoo provides a higher level of trust by allowing the traveler to safely purchase the product and know what they are carrying at all times. Kargoo offers travelers an additional income, express payout methods, and up-to-date information about country regulations.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New hires	30%	30%	35%
Marketing & Sales	40%	40%	30%
Operation costs	20%	20%	20%
Office costs	10%	10%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Karla Valdivieso	CEO	**Kargoo**, CEO, October 2018 - present: Product Manager, UX/UI Design, Business Developer. **KOMLEP**, CEO, 2012-2018- Product Manager, UX/UI Design, Business Developer.
Carlos Monsalve	CTO	**Kargoo**, CTO, October 2018 - present: Software Developer Frontend and Backend. **KOMLEP**, CTO, 2013 - 2018: Responsibilities: Software Developer Frontend and Backend.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	8,000,000.00	Yes	Holders of common stock may vote on the terms of a future financing into which the Crowd Note converts.	100%	n/a

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Karla Valdivieso	$32,529.69	0%	N/A	N/A	January 01, 2021	If the payment is paid in full before October 30, 2020 discount equal to 10%

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Karla Valdivieso	7,300,000.00	73%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Kargoo LLC ("the Company") is a limited liability company organized on May 30, 2018 under the laws of the State of Delaware, and is headquartered in Costa Mesa, California. The Company is engaged in the development of a multiplatform mobile phone application which allows consumers to shop internationally and save on shipping costs by connecting them with travelers offering their unused luggage space to transport those goods. The Company launched its mobile application in January 2019.

On September 23, 2019, the Company filed a certificate of conversion with the state of Delaware that converted the Company from a limited liability company to a C-corporation. As part of the conversion, 10,000,000 common shares of $.00001 par value common shares were authorized, and 8,000,000 commons share were issued.

Liquidity and Capital Resources
The Company has incurred losses from inception of $19,810 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,000 in cash balances as of November 7, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Family & Friends	March 2018	Section 4(a)(3)	Common	200,000 shares	Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in

number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2018, members of the Company advanced funds to the Company to be used in operations totaling $32,530, all of which remains outstanding at December 31, 2018. These advances are non-interest bearing and have no maturity date. Additionally, in October 2019, these advances were rolled into a promissory note. The promissory note carries no interest and is due in full January 2021.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information

3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Karla Valdivieso
(Signature)

Karla Valdivieso
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Karla Valdivieso
(Signature)

Karla Valdivieso
(Name)

CEO
(Title)

11/22/2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



KARGOO LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018

KARGOO LLC

For the Period from May 30, 2018 (inception) Ended December 31, 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Kargoo LLC
2775 Mesa Verde Dr. East, Apt U216
Costa Mesa, CA 92626

We have reviewed the accompanying financial statements of Kargoo LLC ("the Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and changes in members' equity, and cash flows for the period from May 30, 2018 (inception) ended December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has not generated positive cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
November 21, 2019

KARGOO LLC

BALANCE SHEET

December 31, 2018

(unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	950
Total current assets		950
Intangible assets, net		34,220
Total assets	$	35,170
Liabilities and members' equity		
Related party advances	$	32,530
Total liabilities		32,530
Members' equity		
Member contributions		25,504
Distributions to members		(3,054)
Accumulated deficit		(19,810)
Total members' equity		2,640
Total liabilities and members' equity	$	35,170

See accountants' review report and accompanying notes to the financial statements.

2

KARGOO LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Period from May 30, 2018 (inception) Ended December 31, 2018

(unaudited)

Revenue, net	$	-
Operating expenses		
General and administrative		6,089
Contractors		4,641
Copyrights		2,500
Information technology		2,280
Office supplies		1,193
Travel		1,133
Legal and professional services		1,000
Advertising and marketing		974
Total operating expenses		19,810
Net loss	$	(19,810)
Changes in members' equity		
Beginning members' equity	$	-
Member contributions		25,504
Distributions to members		(3,054)
Net loss		(19,810)
Ending members' equity	$	2,640

See accountants' review report and accompanying notes to the financial statements.

3

KARGOO LLC

STATEMENT OF CASH FLOWS

For the Period from May 30, 2018 (inception) Ended December 31, 2018

(unaudited)

Cash flows from operating activities		
Net loss	$	(19,810)
Net cash used by operating activities		(19,810)
Cash flows from investing activities		
Payments for the development of intangible assets		(21,500)
Net cash used by investing activities		(21,500)
Cash flows from financing activities		
Proceeds from related party advances		32,530
Member contributions		12,784
Distributions to members		(3,054)
Net cash provided by financing activities		42,260
Net increase in cash and cash equivalents		950
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	950
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Noncash information:		
Contributed of services for software development	$	12,720

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kargoo LLC ("the Company") is a limited liability company organized on May 30, 2018 under the laws of the State of Delaware, and is headquartered in Costa Mesa, California. The Company is engaged in the development of a multi-platform mobile phone application which allows consumers to shop internationally and save on shipping costs by connecting them with travelers offering their unused luggage space to transport those goods. The Company launched its mobile application in January 2019.

On September 23, 2019, the Company filed a certificate of conversion with the state of Delaware that converted the Company from a limited liability company to a C-corporation. As part of the conversion, 10,000,000 common shares of $.00001 par value common shares were authorized, and 8,000,000 commons share were issued.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Advertising Costs

Advertising costs are expensed as incurred. As of December 31, 2018, the Company recognized $974 in advertising costs.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter, and prior to the release of the software to the public, to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Delaware jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, the Company's initial tax return remains open for potential examination.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Recently issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

<u>Subsequent Events</u>

The Company has evaluated subsequent events through November 21, 2019, the date these financial statements were available to be issued.

In October 2019, the Company rolled $32,530 of related party advances into a promissory note. The promissory note carries no interest and is due in full January 2021.

In September 2019, the Company converted from a limited liability company to a C-corporation (see Note 1).

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $19,810 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

At December 31, 2018, intangible assets consists of software development costs associated with the Company's mobile application. As of December 31, 2018, the mobile application is still in development and has not yet been released to the public and placed in service. Accordingly, no amortization expense has yet been recognized.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2018, members of the Company advances funds to the Company to be used in operations totaling $32,530, all of which remains outstanding at December 31, 2018. These advances are non-interest bearing and have no maturity date.

In October 2019, these advances were rolled into a promissory note (see Note 1).

NOTE 5 – MEMBERS' EQUITY

The Company has a single class of membership in the Company. During 2018, members made cash contributions to the Company of $12,784. One member contributed services valued at $12,720 related to software development costs capitalized as intangible assets at December 31, 2018 (see Note 3).

EXHIBIT C
PDF of SI Website



kargoo
Shop and travel
worldwide
www.kargoo.io

Disclaimer
This presentation contains offering materials prepared solely by Kargoo Inc. without the assista
rities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forwar
ments and information relating to, among other things, the company, its business plan and stra
dustry. These statements reflect management's current views with respect to future events ba
currently available and are subject to risks and uncertainties that could cause the company's a
differ materially. Investors are cautioned not to place undue reliance on these forward-looking
they are meant for illustrative purposes and they do not represent guarantees of future results,
ty, performance, or achievements, all of which cannot be made. Moreover, no person nor any
entity assumes responsibility for the accuracy and completeness of forward-looking statemen
no duty to update any such statements to conform them to actual results.

Invest in Kargoo

Connecting shoppers with travelers to deliver products by renting the traveler's unused luggage space.

Edit Profile

$1,000 Minimum

Crowd Note Security Type

INVEST IN KARGOO

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: http://kargoo.io

‹ ›

DOWNLOAD

Kargoo is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Kargoo without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Co-Founder and CEO, Karla Valdivieso, previously founded Komlep, a Product Factory for more than 50 Startups in Latin America, focused on transforming ideas into products via a 4-step product creation process
- The global courier, express, and parcel (CEP) market is currently estimated to be $330+ billion USD, and expected to be worth $400+ billion USD by 2024
- Currently, the number of digital buyers is estimated at 1.92 billion worldwide, which is projected to reach 2.14 billion by 2021
- Shoppers in Kargoo have requested more than $1.5 million in products, over 3300+ orders, since its launch in January 2019
- Strategic Advisor, Amy Webb, is an NYU professor and founder of the Future Today Institute

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Kargoo connect shoppers with travelers to deliver products by renting the traveler's unused luggage space. We are aiming to change the way all products are delivered around the globe. We see ourselves as "The next Airbnb for luggage".

Kargoo is a technologically advanced system set to revolutionize the buying and shipping of products. Shoppers are able to purchase products not available or too expensive to purchase locally and receive the item courtesy of travelers when arriving at their destination.

Kargoo eliminates the logistical nightmare and sky-high shipping costs that many people incur when ordering from abroad. Kargoo is committed to making it easier to obtain products from other countries while giving travelers the opportunity to discover the world and earn money on their own terms.

With Kargoo, shoppers can avoid expensive shipping fees, lost packages and delayed delivery dates. Kargoo offers shoppers a 100% warranty of their payments through an escrow system, flexibility of payment methods, refunds, and real-time tracking of products.

For travelers, Kargoo provides a higher level of trust by allowing the traveler to safely purchase the product and know what they are carrying at all times. Kargoo offers travelers an additional income, express payout methods, and up-to-date information about country regulations.

Gallery





kargoo

Shop and Travel worldwide.

Disrupting a $300 Billion global logistics industry.

Media Mentions



VoyageLA | Orange County Business Journal | LÍDERES | eltelégrafo | mujeremprendedora | EL TIEMPO | LA NACION | COMERCIO Y JUSTICIA | dbiz.today DESTÉFANO | AWAKE | enfoque | iProUP | INFOTECHNOLOGY | NewsBiz | 24ECUADOR | BUEN TRIP | PRENSA ECONÓMICA | KatyAman.com

The Team

Founders and Officers



Karla Valdivieso

CEO

Karla, the CEO of Kargoo, is committed to making the world a more connected and united place by making it easier to obtain products from other countries while giving travelers the opportunity to earn money as they travel.

For more than 8 years, Karla has been heavily involved in the startup ecosystem in Latin America and has been focused on the future of shared cities through sustainable development via emerging markets and sharing economy. To further pursue this dream, Karla founded Komlep in 2012 - a Product Factory, focused on transforming ideas into products via a 4-step process for Startups in Latin America.

Karla is a proud member of Global Shapers and Shaper Impact Capital. Has lead several tech events including bootcamps and Startup Weekends as an Organizer and has 10+ years of experience in UX / UI design, product management, and business development.



Carlos Monsalve

CTO

Carlos has 10 years of experience in systems development. His passion for technological innovation, led him to work as director of the infrastructure, operations, and services through Quipux for the government of Brazil and Colombia.

Carlos was CTO of Komlep, a factory of digital products for more than 6 years and has worked as a software developer with 20+ Startups in Latin America.

As the CTO of Kargoo, his vision is focused in process automation and innovation through machine learning.

Key Team Members

 **Daniela Balseca**    **Jessica Castano**    **Diego Villa**

Notable Advisors & Investors

 **Amy Webb**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000

Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Crowd Note

Additional Terms

Closing conditions:	While Kargoo has set an overall target minimum of US $200,000 for the round, Kargoo must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Kargoo's Form C.
Regulation CF cap:	While Kargoo is offering up to US $1,070,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised
New hires
Marketing & Sales
Operation costs
Office costs

If Maximum Amount Is Raised
New hires
Marketing & Sales
Operation costs
Office costs

Investor Perks

First 15 investors automatically receive "Kargoo" unique luggage tag.

$2,500 + : Fanny Pack Package

- Kargoo unique luggage tag
- Optional social media shout-out

$5,000 + : Briefcase Package

- Kargoo unique luggage tag
- Optional social media shout-out

- Surprise delivery. Includes one product from a foreign country.

$25,000 + : Backpack Package

- Kargoo unique luggage tag

- Optional social media shout-out

- Surprise delivery. Includes two products from a foreign country.

- Plaque to commemorate this offering

$50,000 + : Carry-on Package

- Kargoo unique luggage tag

- Optional social media shout-out

- Surprise delivery. Includes three products from a foreign country.

- Plaque to commemorate this offering

- $150 Kargoo gift card

$100,000 + : Luggage Set Package

- Kargoo unique luggage tag

- Optional social media shout-out

- Surprise delivery. Includes four products from a foreign country.

- Plaque to commemorate this offering

- $250 Kargoo gift card

- An in-person meeting with the Founder and Executive Team in Los Angeles.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Kargoo's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $80,000
Closed Date	Feb 14, 2018
Security Type	Convertible Note
Valuation Cap	US $1,750,000

Market Landscape



Courier, express, and parcel (CEP) market size worldwide between 2016 and 2022 (in billion dollars).

The Courier, Express, and Parcel (CEP) Industry has experienced high growth rates across the world and is expected to reach close to USD 500 billion by 2022. More importantly, e-commerce is the major growth driver of the CEP market, generating significant revenues for the industry. The rise in e-commerce business in recent years is increasing business opportunities for shipping goods and continues to increase as 2.14 billion people are expected to purchase products worldwide by 2021 (Statista).

With e-commerce sales on the rise, couriers do not have the capacity or network to quickly deliver products due to infrastructure and technological inefficiencies - This has presented a significant opportunity for Kargoo to focus on 'last mile' delivery. The 'last mile' of delivery describes the final step of the process where the package is delivered to the shopper which is the most expensive and time-consuming part of the shipping process. Kargoo is reinventing the parcel industry and is looking to disrupt the 'last mile' delivery. Kargoo is accomplishing this by connecting shoppers to travelers who can deliver products faster and at a more affordable price.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Kargoo

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Kargoo. Once Kargoo accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Kargoo in exchange for your securities. At that point, you will be a proud owner in Kargoo.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum $100,000.

Separately, Kargoo has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Kargoo does not plan to list these securities on a national exchange or another secondary market. At some point Kargoo may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Kargoo either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Kargoo's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Kargoo's Form C. The Form C includes important details about Kargoo's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Shop and travel worldwide

www.kargoo.io



kargoo

Disclaimer

This presentation contains offering materials prepared solely by Kargoo Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Disrupting a $300 Billion global logistics industry

Kargoo connects shoppers with travelers to deliver products by renting the traveler's unused luggage space.

Our vision is to become the most reliable, fastest, and most human delivery service in the world. We are aiming to change the way all products are delivered around the globe.



Problem

Shopper



Maria E.
Bogota–Colombia

"Getting international products delivered to me is too difficult or too expensive"

X Not available for international shipping

X Expensive shipping fees

X Delivery time: 6–12 weeks or more

Traveler

Peter W.
California–USA

"Discovering the world is really expensive"



X High travel costs

X Expensive baggage fees

X Unexpected travel expenses

kargoo

Solution

Shopper



Maria E.
Bogota-Colombia

"Getting products delivered from anywhere at anytime is fast and affordable!"

Traveler

Peter W.
California-USA

"Delivering products while I discover the world allows me to get paid along the way!"





kargoo

kargoo

How it works - Shopper

1

Creates product order



Shopper
Order title
Nike Crossfit Shoes
Description
Blue, size 7.
Store type
Online
Store
www.shoescrossfit.com
Quantity
View country regulations
1
Product price USD
Traveler confirms final price after taxes and/or additional fees from the store.
$50

2

Reviews and accepts a traveler's offer



Shopper
Michael R.
(16 Reviews)
Traveling from: Fort Lauderdale, USA
Delivery date: Oct 15 2019
Item quantity: 1/1
Item price x1 $ 44.95
Traveler fee $ 5.99
Accept traveler
Chat with me
Diana V.
(0 Reviews)
Traveling from: New York, USA
Delivery date: Oct 15 2019
Item quantity: 1/1
Item price x1 $ 48.00
Traveler fee $ 15.00
Accept traveler
Chat with me

3

Enters a secure payment via escrow system



Payment
Coupon / Gift card / Prepaid card
Validate
Item price x1 $ 44.95
Traveler fee $ 5.99
Service fee $ 6.42
(100% order guarantee, operating cost and payment processing fee)
Total (USD) $57.36
Pay with cash here
Pay with credit or debit card
Numero de tarjeta
MM AAAA CVC
ZIP Code
Make payment

4

Receives order and rates the traveler





How it works - Traveler

1 Publishes upcoming trip



Traveler
Travel, share your luggage space and make money
From
City or country where you can buy the order
Miami, Florida - USA
To
City where you can deliver the order
São Paulo, Sao Paulo - BRA
Arrival date
Dec 10, 2019
Enter return trip
Post your trip
What's new
Traveler
Shopper
Chat
My profile

2 Sends delivery offers



Traveler
75 New order(s)
246 Sent offer(s)
10 To deliver
40 Delivered
Search product or ID
Roberto G.
PS4 1TB
Delivery information
From: New York, USA
To: São Paulo, BRA
Date: Flexible
ID: 3415
Price estimated (USD)
$ 350.00
Send delivery offer
Maison E.
What's new
Traveler
Shopper
Chat
My profile

3 Safely purchases the product with their own money



T-Mobile Wi-Fi
2:56 PM
44%
amazon.com
amazon
Sign In
Search
Deals
Whole Foods
Prime
Fresh
Video
Select a location to see product availability
All-new
echo studio
"Alexa, play the best of 3D music."
SWEET SURPRISES
AMAZON BIRTHDAY GIFT CARDS
Best Seller
PlayStation 4 Slim 1TB Console
by Sony
ESRB Rating: Everyone 10+
2,040
PlayStation 4
$279.99
$299.99
FREE Shipping

4 Delivers order and receives payment from Kargoo





www.kargoo.io

Business Model



PRODUCT COMMISSION
6% + USD $1
Now

GIFT / PREPAID CARDS
Commission 10%
Now

SHOPPER MEMBERSHIP
USD $9.99 Monthly Subscription
Phase two

TRAVELER MEMBERSHIP
USD $9.99 Monthly Subscription
Phase two

BUSINESS
USD $19.99 - $49 Monthly Subscription
Phase three

kargoo

Results Post lauching









10,000+

Register Users

1,500+

Published Trips

3,500+

Published Orders

$1.5 Millon

Product Requests

Market Opportunity

Revenue of global courier, express and parcel (CEP) industry



$300B

$150B

$1.5B

● Total Available Market

● Service Available Market

● Service Obtainable Market

kargoo

Go-To-Market Plan

ONLINE MARKETING

 Influencers

 SEO

 Referrals

 CRO

 Social

TARGET

SHOPPER / TRAVELER



63 % Men
37% Women
Age range: 22-34

OFFLINE MARKETING

 PR.

 Sales

 Events

kargoo

Competitive Landscape

	kargoo	FedEx UPS DHL	Grabr	airfrov
Pricing Model	6% + $1	1.0 lbs Starting at $130	13% – 15%	3.20 – 4 % + 1 $
Smart system detects illegal contraband requests (Machine learning)	✓	✕	✕	✕
Physical store purchase service	✓	✕	✕	✕
Affordable for Shopper	✓	✕	✕	✓
Increased income for Traveler	✓	✕	✕	✕
Small business focused	✓	✕	✕	✕

Smart System

Our unique and advanced technology detects/tracks:

Contraband order requests	⟨
Exchange of personal contact information between users	⟨
Overpriced traveler proposals	⟨
lack of status updates	⟨
Inappropiate communication	⟨
Requests made outside of Kargoo	⟨
Late deliveries	⟨
User experience ★★★★★	⟨

kargoo

Team



Karla Valdivieso
Co-Founder & CEO

Focused on the future of shared cities in Latin America through sustainable development via emerging markets and sharing economy.

- Founded KOMLEP Product Factory
- Startup Weekend Ecuador Organizer
- Member of Global Shapers
- 8 years experience UX/ UI Designer
- 8 years experience Product Manager
- 8 years Business Developer



Carlos Monsalve
Co-Founder & CTO

10 years experience in Software Development. Participated in the Technical Development for more than 20 Startups in South America.

- CTO – KOMLEP
- Director IT Infrastructure – Quipux Brazil
- Operations – Quipux Brazil
- Director IT Services - Quipux Colombia



Amy Webb
Advisor

Amy Webb is a quantitative futurist. She is a professor of strategic foresight at the NYU Stern School of Business and the Founder of the Future Today Institute, a leading foresight and strategy firm that helps leaders and their organizations prepare for complex futures. Amy was named to the Thinkers50 Radar list of the 30 management thinkers most likely to shape the future of how organizations are managed and led and was won the prestigious 2017 Thinkers50 RADAR Award.

Financial Projections



Millions USD

	2020	2021	2022
Revenue	$ 7,560,000	$ 21,100,000	$ 84,200,000

Expenses			
Salaries	$ 240,000	$ 480,000	$ 1,440,000
Operating / Office	$ 120,000	$ 240,000	$ 720,000
Marketing	$ 120,000	$ 240,000	$ 720,000
Total Expenses	$ 480,000	$ 960,000	$ 2,880,000
EBTIDA	$ 7,080,000	$ 20,140,000	$81,320,000
Taxes	$ 10,608	$ 382,695	$3,149,302
Contractors / Travelers	$ 6,804,400	$ 16,880,000	$ 56,000,000
Bank/ Finance Charges	$ 194,000	$ 316,500	$ 1,094,600
Net. Profit	$ 70,992	$ 2,560,805	$ 21,076,098

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.











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